Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ainnocence, Inc.
809 CUESTA DR STE B1147
MOUNTAIN VIEW, CA 94040
http://ainnocence.com

Up to $1,235,000.00 in Common Stock at $2.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Ainnocence, Inc.
Address: 809 CUESTA DR STE B1147, MOUNTAIN VIEW, CA 94040
State of Incorporation: DE
Date Incorporated: October 10, 2024

Terms:

Equity

Offering Minimum: $124,000.00 | 62,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As a loyal collaborator or industry partner with Ainnocence Inc, you're eligible for additional bonus shares (15%)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Discovery Investor: Invest $500+ | Receive early updates on Ainnocence tech advancements and a certificate of recognition as a Discovery Partner.

Innovation Advocate: Invest $1,000+ | Get 2% bonus shares, early updates, and a framed certificate of recognition as an Innovation Advocate.

Tech Pioneer: Invest $5,000+ | Attend a private tech demo, receive 5% bonus shares, and get a special acknowledgment in our annual report.

Visionary Investor: Invest $10,000+ | Exclusive dinner with CEO (travel not included), 10% bonus shares, private demo, and special acknowledgment in annual updates.

Catalyst Leader: Invest $25,000+ | Join advisory council for 1 year, 15% bonus shares, all prior perks.

Transformative Patron: Invest $50,000+ | Lifetime advisory position, 20% bonus shares, all prior perks.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Ainnocence Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $210. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Ainnocence, Inc. was formed in Florida on October 10, 2024. It's predessor Ainnocence Technologies LLC ("the Company") was formed in Florida on September 28th 2021. Ainnocence is a biotech company leveraging advanced AI-driven platforms —SentinusAI®, CarbonAI®, and CellulaAI™—to transform drug discovery processes. By addressing inefficiencies in traditional methodologies, Ainnocence offers innovative solutions that significantly reduce R&D costs by up to 80% and accelerate discovery timelines from years to weeks. With nearly $1 million in revenue since inception, Ainnocence provides cutting-edge tools to biotech and pharmaceutical companies, empowering them to develop more effective, scalable, and ethical therapeutic solutions.

Competitors and Industry

Competitors

Key competitors in the AI-driven drug discovery space include industry leaders such as Schrödinger, Insilico Medicine, and BenevolentAI. Ainnocence differentiates itself through its proprietary platforms that integrate cutting-edge AI with a dual business model, including service-based and co-development approaches. This model not only generates sustainable revenue but also enables tailored solutions for diverse client needs, setting Ainnocence apart from competitors who often provide more generalized tools.

Industry

Ainnocence operates in the pharmaceutical and life sciences market, which is projected to grow from $88.15 billion in 2024 to $214.37 billion by 2032. This growth is driven by advancements in AI and biotechnology. Within this vast sector, synthetic biology is expanding at a CAGR of 28.3%, presenting significant opportunities for improving R&D efficiency and fostering ethical drug discovery practices. Ainnocence focuses on a $30 billion biotech AI service niche, offering transformative innovations to the global market.

Current Stage and Roadmap

Current Traction

Ainnocence has achieved nearly $1 million in revenue since its inception, showcasing strong early traction. The company has developed and deployed its proprietary platforms, earning recognition for their ability to dramatically reduce drug discovery costs and time. Strategic collaborations with biotech companies and research organizations further solidify Ainnocence's presence in the market. With multiple products under development, the company continues to address critical inefficiencies in R&D.

Future Roadmap

Ainnocence aims to scale its platforms and expand partnerships with pharmaceutical companies, biotech startups, and research institutions. The company's future plans include:

Enhancing the capabilities of its AI-driven platforms to tackle more complex drug discovery challenges.

Expanding its service offerings to capture a larger share of the $30 billion biotech AI service niche.

Securing additional strategic investments and collaborations to further fuel innovation and market penetration.

Introducing new products designed to optimize drug discovery while adhering to ethical, cost-effective, and scalable practices.

By focusing on these initiatives, Ainnocence is poised to redefine drug discovery, enabling faster and more affordable development of life-saving therapies.

The Team

Officers and Directors

Name: Lurong Pan Rosser

Lurong Pan Rosser's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Director, & Principal Accounting Officer
  Dates of Service: September, 2021 - Present
  Responsibilities: As CEO of Ainnocence, my responsibilities include setting the strategic vision, driving innovation in AI-powered drug discovery, managing business development, securing funding, and leading a multidisciplinary team to deliver transformative solutions in biotech, synthetic biology, and renewable energy.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be

exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of

your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse

offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and

operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lurong Pan Rosser	12,000,000	Common Stock	80.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Stock.

Common Stock

The amount of security authorized is 16,000,000 with a total of 15,000,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $188,752 compared to $276,100 in fiscal year 2023. The increase in revenue is attributed to the growing adoption of the company's AI-driven drug discovery platform by clients, including new partnerships with notable organizations like Bayer, Yale University, and Leyden Labs. The company's expanded service offerings and increased client engagement significantly boosted revenue growth year-over-year.

Cost of Sales

Cost of Sales for fiscal year 2022 was $0 compared to $0 in fiscal year 2023. The lack of direct costs associated with sales reflects the company's current operational model, where software-driven services incur minimal production costs. This cost structure is expected to evolve as the company transitions to a subscription-based platform.

Gross Margins

Gross margins for fiscal year 2022 were $188,752 compared to $276,100 in fiscal year 2023. The increase in gross margins mirrors the rise in revenue without any corresponding increase in direct costs, demonstrating the scalability and efficiency of the company's AI-driven service model.

Expenses

Expenses for fiscal year 2022 were $549,296 compared to $280,235 in fiscal year 2023. The significant decrease in expenses is due to streamlined operations and reduced one-time startup costs incurred in 2022. In 2023, the company optimized resource allocation and focused on revenue-generating activities, leading to improved operational efficiency.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company is transitioning from a service-based revenue model to a subscription-based SaaS platform. Past cash was primarily generated through client service agreements and partnerships. Our goal is to establish a recurring revenue stream through subscription fees, further increasing revenue predictability and scalability. Historical cash flows reflect the early investment and development phases, but future cash flows are expected to improve significantly as the company's subscription-based model matures and client adoption expands.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2024, the Company has capital resources available in the form of $930 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the development of our AI platforms, expansion of our product offerings, and scaling our team to meet market demands.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal we anticipate the Company will be able to operate for 4–6 months. This is based on a current monthly burn rate of $20,000 for expenses related to salaries, R&D, and operational costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $1.235M, we anticipate the Company will be able to operate for 24–36 months. This is based on a projected monthly burn rate of $35,000 for expenses related to salaries, inventory, marketing, R&D, and operational scaling.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including strategic partnerships, equity investments, and future funding rounds. We are exploring these options to ensure sufficient capital for growth and expansion.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $30,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  30.0%
  We will use 30% of the funds raised to further develop and enhance our proprietary AI software systems for molecule and protein design, as well as small molecule drug discovery. This includes expanding the capabilities of our engines, integrating advanced features, and conducting customer-focused market testing to align with user needs.

- Company Employment
  22.5%
  We will allocate 22.5% of the funds to hire key personnel to support operations and growth. This includes roles in software engineering, sales and marketing, and customer support, ensuring that we have the expertise necessary to scale our business and improve client engagement.

- Working Capital
  30.0%
  We will use 30% of the funds for working capital to cover day-to-day operational costs, including licensing, infrastructure, and expansion into the subscription-based model that allows customers to directly operate the platform themselves.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  30.0%
  We will use 30% of the funds raised to further develop and enhance our proprietary AI software systems for molecule and protein design, as well as small molecule drug discovery. This includes expanding the capabilities of our engines, integrating advanced features, and conducting customer-focused market testing to align with user needs.

- Company Employment
  22.5%
  We will allocate 22.5% of the funds to hire key personnel to support operations and growth. This includes roles in software engineering, sales and marketing, and customer support, ensuring that we have the expertise necessary to scale our business and improve client engagement.

- Working Capital
  30.0%
  We will use 30% of the funds for working capital to cover day-to-day operational costs, including licensing, infrastructure, and expansion into the subscription-based model that allows customers to directly operate the platform themselves.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://ainnocence.com (http://ainnocence.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300)

holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ainnocence

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Ainnocence, Inc.

[See attached]



Ainnocence, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception - October 10, 2024

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT...3

STATEMENT OF FINANCIAL POSITION...4

STATEMENT OF OPERATIONS..5

STATEMENT OF CHANGES IN MEMBERS' EQUITY...6

STATEMENT OF CASH FLOWS...7

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS..8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES..8

NOTE 3 – RELATED PARTY TRANSACTIONS...10

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS.....................................10

NOTE 5 – LIABILITIES AND DEBT..11

NOTE 6 – EQUITY...11

NOTE 7 – SUBSEQUENT EVENTS...11



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Ainnocence, Inc. Management

We have reviewed the accompanying consolidated financial statements of Ainnocence, Inc. (the Company) which comprise the statement of financial position as of inception- October 10, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter on a Predecessor Entity:
Ainnocence Technologies LLC was formed in Florida on September 28th, 2021 and serves as a predecessor to the Company.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
November 12, 2024

AINNOCENCE, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	Inception - October 10, 2024
ASSETS	
Current Assets:	
Total Current Assets	-
Non-Current Assets:	
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities:	
Accrued Expenses	7,500
Total Current Liabilities	7,500
Non-Current Liabilities:	
Total Non-Current Liabilities	-
TOTAL LIABILITIES	7500
EQUITY	
Accumulated Deficit	(7,500)
TOTAL EQUITY	(7,500)
TOTAL LIABILITIES AND EQUITY	-

AINNOCENCE, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Inception to October 10, 2024
Operating Expenses	
General and Administrative Expenses	7,500
Total Operating Expenses	7,500
Total Loss from Operations	(7500)
Net Income (Loss)	(7500)

AINNOCENCE, INC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Inception	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net income (Loss)	-	-	-	(7,500)	(7,500)
As of October 10, 2024	-	-	-	(7,500)	(7,500)


AINNOCENCE, INC.
STATEMENT OF CASH FLOWS



See Accompanying Notes to these Unaudited Financial Statements


	Inception - October 10, 2024
OPERATING ACTIVITIES	
Net Income (Profit)	(7,500)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accrued Expenses	(7,500)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(7,500)
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	-
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Ainnocence, Inc. ("the Company") was formed in Florida on October 10, 2024. The Company plans to earn revenue using an AI platform leveraging AI technology and predictive analytics for biotech companies new to drug development. The Company's headquarters is in Mountain View, California. The Company's customers will be located in the United States, Europe and Asia.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and Ainnocence Technologies, LLC is the predecessor entity.

Basis of Consolidation

The financials of the Company include its wholly owned subsidiary, Ainnocence LLC, which was formed on May 5th 2024 in Wyoming. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of October 10, 2024.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash as of October 10, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied
The Company earns revenue through various revenue streams.

The Company earns revenue through the E-Learning subscription service, the Company's primary performance obligation being to maintain an acceptable level of software uptime for users over the subscription period, which can be one to six months. The Company's payments are generally collected at the time of service or initiation of service, and revenue is recognized over the life of the subscription when performance obligations are satisfied.

The Company also earns revenue through the AI Drug Design Service, the Company's primary performance obligation, which is to use AI technologies for drug discovery research and to deliver patentable drug candidates to its clients. The Company collects 50% of the payment upfront, and the remaining 50% is received after the client receives the deliverables. Revenue is recognized as milestones are achieved.

The Company also earns revenue through the AI Drug Design Software Subscription, in which the Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period, which can be one to six months. The Company's payments are generally collected upon the activation of the subscription and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Lastly, the Company earns revenue through consulting services; the company's primary obligation is to provide knowledge in AI and biotech through teaching and Q&A sessions. Revenue for these services is recognized based on hourly billing, with payment received immediately after each session.

General and Administrative

General and administrative expenses consist of formation costs.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any liabilities and debt as of October 10, 2024.

NOTE 6 – EQUITY

The Company has authorized 16,000,000 of common shares with a par value of $0.0001 per share. No shares were issued as of October 10, 2024.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to October 10, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 12, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.



Ainnocence Technologies LLC (the "Company")
a Florida Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
STATEMENT OF FINANCIAL POSITION	4
STATEMENT OF OPERATIONS	5
STATEMENT OF CHANGES IN MEMBERS' EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	8
NOTE 3 – RELATED PARTY TRANSACTIONS	11
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	11
NOTE 5 – LIABILITIES AND DEBT	11
NOTE 6 – EQUITY	11
NOTE 7 – SUBSEQUENT EVENTS	11



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Ainnocence Technologies LLC Management

We have reviewed the accompanying consolidated financial statements of Ainnocence Technologies LLC ((the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter on a Successor Entity:
As described in Note 7- Subsequent Events, the Company became a wholly owned subsidiary of Ainnocence, Inc, a newly formed entity in Delaware on October 10, 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC |Sunrise, FL
November 12, 2024

AINNOCENCE TECHNOLOGIES LLC
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	930	201
Accounts Receivable	2,034	-
Total Current Assets	2,964	201
Non-Current Assets:		
Total Non-Current Assets	-	-
TOTAL ASSETS	2,964	201
LIABILITIES AND EQUITY		
Current Liabilities:		
Credit Card Payable	16,332	-
Total Current Liabilities	16,332	-
Non-Current Liabilities:		
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	16,332	-
EQUITY		
Member Equity	1,000	1,000
Member Contribution	795,852	755,647
Accumulated Deficits	(810,220)	(756,446)
TOTAL EQUITY	(13,368)	201
TOTAL LIABILITIES AND EQUITY	2,964	201

AINNOCENCE TECHNOLOGIES LLC
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
	2023	**2022**
Revenues		
Sales Revenue	276,100	188,752
Gross Profit	276,100	188,752
Operating Expenses		
General and Administrative	238,182	706,161
Advertising and Marketing	44,500	24,368
Professional Fees	-	54,430
Total Operating Expenses	282,682	784,959
Total Loss from Operations	(6,582)	(596,207)
Other Income/Expense		
Other Income	2,447	46,911
Total Other Income/Expense	2,447	46,911
Net Income (Loss)	(4,135)	(549,296)

AINNOCENCE TECHNOLOGIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

| | Member's Capital | | Member | | Total Member's |
	Units	$ Amount	Contribution	Retained earnings (Deficit)	Equity
Beginning balance at 1/1/22	1	1,000	300,100	(66,818)	234,282
Contribution	-	-	455,547	-	455,547
Prior Period Adjustment	-	-	-	(140,332)	(140,332)
Net income (loss)	-	-	-	(549,296)	(549,296)
Ending balance at 12/31/22	1	1,000	755,647	(756,446)	201
Contribution	-	-	40,205	-	40,205
Prior Period Adjustment	-	-	-	(49,639)	(49,639)
Net income (loss)	-	-	-	(4,135)	(4,135)
Ending balance at 12/31/23	1	1,000	795,852	(810,220)	(13,368)

AINNOCENCE TECHNOLOGIES LLC
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(4,135)	(549,296)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(2,034)	-
Credit Card Payable	16,332	-
Prior Period Adjustment	(49,639)	(140,332)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(35,341)	(140,332)
Net Cash provided by (used in) Operating Activities	(39,476)	(689,628)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Member Contribution	40,205	455,547
Net Cash provided by (used in) Financing Activities	40,205	455,547
Cash at the beginning of period	201	234,282
Net Cash increase (decrease) for period	729	(234,081)
Cash at end of period	930	201

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Ainnocence Technologies LLC ("the Company") was formed in Florida on September 28th, 2021. The Company plans to earn revenue using an AI platform leveraging AI technology and predictive analytics for biotech companies new to drug development. The Company's headquarters is in Mountain View, California. The Company's customers will be located in the United States, Europe and Asia.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $930 and $201 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

<u>Accounts Receivable</u>
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. As of December 31, 2023, the Company deemed an allowance was not necessary.

The Company's receivable balance as of December 31, 2023 and December 31, 2022 is $2,034 and 0, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company earns revenue through various revenue streams.

The Company earns revenue through the E-Learning subscription service, the Company's primary performance obligation being to maintain an acceptable level of software uptime for users over the subscription period, which can be one to six months. The Company's payments are generally collected at the time of service or initiation of service, and revenue is recognized over the life of the subscription when performance obligations are satisfied.

The Company also earns revenue through the AI Drug Design Service, the Company's primary performance obligation, which is to use AI technologies for drug discovery research and to deliver patentable drug candidates to its clients. The Company collects 50% of the payment upfront, and the remaining 50% is received after the client receives the deliverables. Revenue is recognized as milestones are achieved.

The Company also earns revenue through the AI Drug Design Software Subscription, in which the Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period, which can be one to six months. The Company's payments are generally collected upon the activation of the subscription and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Lastly, the Company earns revenue through consulting services; the company's primary obligation is to provide knowledge in AI and biotech through teaching and Q&A sessions. Revenue for these services is recognized based on hourly billing, with payment received immediately after each session.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of accounting services, bank fees ,due & subscriptions, officer compensation, office expense, outside services, salaries and wages, supplies, telephone, and travel expenses and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any liabilities and debt as of December 31, 2022 and December 31, 2023.

NOTE 6 – EQUITY

The Company is a one Member LLC, and all profits, losses, gains, deductions and credits of the Company shall be wholly allocated to the Member.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 12, 2024, the date these financial statements were available to be issued.

On May 5, 2024, the owners of the Company formed Ainnoncence LLC in Wyoming. Ainnocence LLC holds the Intellectual Property for the Company.

On October 9,2024 ,the Company issued a Future receipts sale agreement, in which the company sold $54,000 of future receipts for a net purchase price of $39,000. The purchaser can collect 14% of the customer's future receipts each month or $1,350 weekly.

On October 10, 2024, Ainnocence, Inc. was formed in the state of Delaware and the Company became a subsidiary of the Corporation. Ainnocence, Inc has authority to issue 16,000,000 shares of common stock, par value 0,0001 per share.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


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Aiming to Revolutionize Drug Discovery Through AI-Driven Innovation

Ainnocence is a cutting-edge biotech company offering next-generation AI-driven platforms —SentinusAI®, CarbonAI®, and CellulaAI™—designed to optimize drug discovery processes. Our innovative solutions have been recognized for reducing R&D costs while enhancing therapeutic success rates, enabling us to solve pressing challenges for clients in biotech, pharmaceutical sectors, and beyond. Currently, Ainnocence aims to expand its service offerings to address the growing demand for ethical, cost-effective, and scalable drug discovery technologies.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Simplicity Constitutes Supreme Excellence

⊚ Ainnocence

Ainnocence is a global AI Biotech company leading virtual screening, scientific intelligence, and molecular generative AI.

| OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS |

Get Equity
$2.00 Per Share

MIN INVEST ⓘ	VALUATION
$500	$30M

REASONS TO INVEST

Problem/Solution: Ainnocence's AI platforms tackle drug discovery inefficiencies, reducing costs by up to 80% and accelerating early discovery and pharmaceutical IP generation timelines from years to weeks, offering groundbreaking solutions for life-saving therapies.

Leadership/Experience: Led by a team with decades of expertise in AI, computational biology, and pharmaceutical R&D, including leadership at the Gates Foundation project and top academic institutions.

Expected Breakthroughs: Ainnocence has generated revenue ~1M to date since inception and aims to disrupt the life sciences market with its ethical, cost-effective, and scalable AI-driven drug discovery solutions.

TEAM



Lurong Pan Rosser • Founder, CEO, Director, & Principal Accounting Officer

As CEO of Ainnocence, my responsibilities include setting the strategic vision, driving innovation in AI-powered drug discovery, managing business development, securing funding, and leading a multidisciplinary team to deliver transformative solutions in biotech, synthetic biology, and renewable energy.

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THE PITCH

Advanced AI Systems

Ainnocence is redefining drug discovery with advanced AI systems that are engineered to cut R&D costs by an astounding 80% and shorten development timelines. Backed by a seasoned team with decades of expertise in AI, computational biology, and pharmaceutical R&D, Ainnocence is addressing major bottlenecks in the life sciences market. With nearly $1M generated revenue to date since it's inception, we are strategically positioned to deliver impactful, ethical, and scalable therapeutic solutions.

Ainnocence at the Forefront of AI in Biotechnology

- $2.8 trillion life sciences market by 2032
- 80% reduction in R&D costs with AI platforms
- $800K raised to date







SentinusAI®

Protein design, antibody discovery.

CarbonAI®

Small molecule and drug optimization.

CellulaAI™

CAR-T therapy design.

THE PROBLEM & OUR SOLUTION

Overcoming Challenges in Modern Drug Discovery

Drug discovery remains a complex and inefficient process, burdened by outdated techniques that are both time-consuming and expensive. In addition, traditional methods often fail to deliver effective solutions for critical diseases (source). These barriers result in increased R&D costs, prolonged development timelines, and restricted access to vital therapies for patients in need.

The Problem: Critical Industry Constraints

- **Escalating Costs:** Traditional drug discovery demands significant investment, often exceeding industry budgets.
- **Time-Intensive Processes:** Development cycles stretch over years, delaying breakthrough treatments.
- **Limited Success Rates:** Ineffective methodologies result in fewer successful outcomes.
- **Outdated Tools:** Existing technologies lack the precision and scalability required to address modern healthcare challenges.
- **Patient Impact:** Millions are left waiting for essential treatments due to systemic constraints.

Our Solution: AI-Driven Innovation

Ainnocence offers a high-impact solution through its advanced AI platforms—SentinusAI®, CarbonAI®, and CellulaAI™—that accelerate the drug discovery processes from months to weeks while reducing costs by up to 80%. By virtually screening billions of molecules and optimizing design processes, we empower biotech and pharmaceutical companies to pursue innovative therapies with higher success rates. Our dual business model, which includes service-based and co-development approaches, aims to secure sustainable revenue generation while addressing the fundamental flaws of traditional drug discovery.

THE MARKET & OUR TRACTION

Industry & Landscape

The global pharmaceutical and life sciences market is expected to increase from USD 88.15 billion in 2024 to USD 214.37 billion by 2032, driven by advancements in AI and biotechnology (source). Synthetic biology alone is growing at a CAGR of 28.3%, with significant opportunities in R&D efficiency and ethical drug discovery (source). Ainnocence focuses on a $30 billion biotech AI service niche market within this industry, targeting pharmaceutical companies, biotech startups, and research institutions to revolutionize drug development.

Driving Innovation with Strategic Investments & Collaborations

Ainnocence has generated nearly 1 million revenue since it's inception, fueling the development of its cutting-edge AI systems. With multiple products in development, the company is addressing key issues in R&D and gaining recognition for its ethical, scalable, and cost-effective solutions. By leveraging its innovative technology, Ainnocence is building partnerships with leading biotech companies and research organizations to bring transformative therapies to market.

WHY INVEST

Why Choose Ainnocence

Investing in Ainnocence is more than funding innovation—it's shaping the future of healthcare. With your investment, we can scale our groundbreaking platforms to expand partnerships, enhance our ability to tackle complex R&D inefficiencies, and redefine what's possible in drug discovery. Together, we can transform healthcare—empowering biotech and pharmaceutical companies to develop life-saving therapies faster, more affordably, and sustainably. This is your opportunity to leave a lasting legacy in the industry. Let's make history, together.



Be part of this transformative journey today.

Ainnocence

ABOUT

HEADQUARTERS
809 CUESTA DR STE B1147
MOUNTAIN VIEW, CA 94040

WEBSITE
View Site ↗

Ainnocence is a cutting-edge biotech company offering next-generation AI-driven platforms—SentinusAI®, CarbonAI®, and CellulaAI™—designed to optimize drug discovery processes. Our innovative solutions have been recognized for reducing R&D costs while enhancing therapeutic success rates, enabling us to solve pressing challenges for clients in biotech, pharmaceutical sectors, and beyond. Currently, Ainnocence aims to expand its service offerings to address the growing demand for ethical, cost-effective, and scalable drug discovery technologies.

TERMS
Ainnocence

Overview

PRICE PER SHARE
$2

VALUATION
$30M

DEADLINE ⓘ
Apr. 9, 2025 at 6:59 AM UTC

FUNDING GOAL ⓘ
$124K - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$500

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$124,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
62,000

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,964	$201
Cash & Cash Equivalents	$930	$201
Accounts Receivable	$2,034	$0
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenue & Sales	$276,100	$188,752
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$4,135	-$549,296

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As a loyal collaborator or industry partner with Ainnocence Inc, you're eligible for additional bonus shares (15%)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Discovery Investor: Invest $500+ | Receive early updates on Ainnocence tech advancements and a certificate of recognition as a Discovery Partner.

Innovation Advocate: Invest $1,000+ | Get 2% bonus shares, early updates, and a framed certificate of recognition as an Innovation Advocate.

Tech Pioneer: Invest $5,000+ | Attend a private tech demo, receive 5% bonus shares, and get a special acknowledgment in our annual report.

Visionary Investor: Invest $10,000+ | Exclusive dinner with CEO (travel not included), 10% bonus shares, private demo, and special acknowledgment in annual updates.

Catalyst Leader: Invest $25,000+ | Join advisory council for 1 year, 15% bonus shares, all prior perks.

Transformative Patron: Invest $50,000+ | Lifetime advisory position, 20% bonus shares, all prior perks.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Ainnocence Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $210. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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Can I cancel my investment?

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For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are

















permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

● As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

● As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

● Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

● Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

● The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:39 PM 10/10/2024
FILED 04:39 PM 10/10/2024
SR 20243920927 - File Number 5497101

CERTIFICATE OF INCORPORATION OF AINNOCENCE INC.

Article I

The name of the corporation is Ainnocence Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 131 Continental Drive, Suite 305, Newark, DE 19713 in New Castle County. The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The Corporation shall have authority to issue Sixteen Million (16,000,000) shares of common stock, par value $0.0001 per share.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on October 8, 2024.

Jeffrey S. Marks
Jeffrey S. Marks, Incorporator